PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Dear Ms. Parker:
     On behalf of Approach Resources Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). In addition, we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 8, 2007 to J. Ross Craft. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter. Additionally, in order to assist you in your review of the revised prospectus, we have changed the page numbers both in your comments and our responses to reflect the current pagination of Amendment No. 1.
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response: The Company has made a diligent effort to uniformly reflect changes made in response to the Staff’s comments throughout Amendment No. 1.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

2.	Please provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Response: The Company has updated the information in Amendment No. 1 to provide current disclosure. Financial statements for the six months ended June 30, 2007 have been substituted for the information for the three months ended March 31, 2007. Additionally, the map on the inside cover of the prospectus has been replaced with new artwork and includes two new operating areas.

3.	We will process your amendments without the pricing information. Since the pricing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when the pricing information is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company understands the Staff may have additional comments once the pricing information is included in the registration statement.

4.	Similarly, other than pricing information, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.

Response: The Company will fill in all blanks throughout its Registration Statement on Form S-1 prior to effectiveness, except for the specific information that it is allowed to omit.

5.	Please provide objective third-party support for the following disclosure in your registration statement:
•	On page 4, that the Northern New Mexican fields have produced over 18 MMBoe of oil;

•	On page 4, that you are one of the top ten most active drillers in West Texas;

•	Also on page 4, that you are the 2nd most active driller in Canyon Sands;

•	On page 72, that you have assembled a portfolio of properties, that are “prolific” producing natural gas and oil fields;

•	On page 72, that to date, the combined production in the West Texas canyon fields has been 3.8Tcfe; and

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

•	On page 73, the production of the New Mexican fields.
Response: Under separate cover, the Company is supplementally providing the material requested by the Staff.
Cover Page
6.	Please state whether or not you have applied to be listed on the NASDAQ Global Market. Your disclosure on page 127 indicates you have already applied.

Response: The Company has revised Amendment No. 1 at the cover page to indicate that it has applied to be listed on the NASDAQ Global Market. Disclosure throughout Amendment No. 1 has been updated to reflect this.

7.	Please delete the phrase “Book running manager” and “Joint lead manager.” You may include this information on the back cover page.

Response: The Company has revised the prospectus cover page of Amendment No. 1 to comply with the requested deletion.
Prospectus summary, page 1
8.	We note your lead-in paragraph which states that “Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision.” The summary should provide all material information to be considered by investors in making their investment decision. Please revise accordingly.

Response: The Company has revised the disclosure in the introductory paragraph on page 1 of Amendment No. 1.

9.	Please balance the discussion of your strategy and competitive strengths with a more detailed discussion of the risks facing your company and of the risks in investing in your company. The discussion of risk should be equivalent in scope and detail to the discussion of your competitive strengths. For example, discuss your status as a controlled company and the fact that Yorktown, as the apparent controlling entities, will have the ability to control the vote in any election of directors and your business decisions generally. A mere cross-reference to your risk factors section is insufficient.

Response: The Company has revised the disclosure on page 6 of Amendment No. 1 to provide the requested disclosure.
Summary combined historical and combined pro forma financial data, page 8
10.	The introduction to this section indicates, in part, that the combined pro forma statements of operations assume that the acquisition of the Ne[o] Canyon interest occurred on the

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

first day of the respective periods. Please note that pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. See Rule 11-02(b)(6) of Regulation S-X.
Response: The Company has revised the disclosure on page 8 of Amendment No. 1 to provide the requested disclosure.
Estimated reserve data, page 12
11.	We note that you present PV-10 as a non-GAAP measure that differs from the GAAP measure of standardized measure of discounted future net cash flows. Please present the GAAP financial measure with equal or greater prominence. Refer to Item l0(e)(i)(A) of Regulation S-K for additional guidance.

Response: The Company has revised the disclosure on pages 2, 12 and 76 of Amendment No. 1 to present the GAAP measure of standardized measure of discounted future net cash flows with equal or greater prominence.
Risk factors, page 13
12.	Avoid duplicating risks in your risk factors. For example, the risk factor on page 28 titled, “You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock” and the risk factor titled, “The availability of shares for sale in the future could reduce the market price of our common stock” are essentially the same risk. Please revise.

Response: The Company has revised the risk factor on page 28 of Amendment No. 1 entitled “You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock” and deleted the risk factor entitled “The availability of shares for sale in the future could reduce the market price of our common stock.”

13.	Please provide a separate heading for those risks associated with your operations and those relating to your financial condition. For example, group risks relating to your indebtedness and compliance costs together.

Response: The Company has provided a separate heading for risks relating to its financial condition on page 23 of Amendment No. 1 and has reordered the risk factors accordingly.
Our actual production, revenues and expenditures related to our reserves are likely to differ, page 16
14.	We note on page 17 that you base the estimated discounted future net cash flows from your proved reserves on prices and costs on the date of the estimate. Please clarify

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

whether the date of the estimate represents the measurement date of December 31, or the date the estimate is prepared.
Response: The Company has revised the disclosure on page 17 of Amendment No. 1 to clarify that the date of the estimate represents the measurement date of December 31, 2006.
Unaudited combined pro forma financial data, page 37
Notes to unaudited combined pro forma financial statements, page 41
15.	We note the disclosure under note (a) indicating that you valued your common stock at $49.11 per share in determining the purchase price of Neo Canyon. Explain to us how this per share value was determined, including how the measurement date was identified. Additionally, tell us whether the purchase price is subject to change. If so, disclose that the purchase price is subject to change and describe the factors that could cause it to change. Describe how changes in the purchase price could potentially impact your financial position and results of operations in future periods.

Response: The Company has revised the disclosure under note (a) on pages 41 and 42 of Amendment No. 1 to provide the requested disclosure.
Reconciliation of non-GAAP financial measures, page 47
16.	We note your disclosure of EBITDAX and your belief that it is a “widely accepted financial indicator that provides additional information about our profitability, ability to meet our future requirements for debt service, capital expenditures and working capital.” We further note that EBITDAX excludes non-cash expenses related to non-cash compensation, changes in fair value of commodity derivatives, exploration and other impairment costs, which are recurring items. Please revise your disclosure to clearly address why each of these items has been excluded from the measure and why the resulting measure is useful to an investor’s understanding of your business. Please refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 for further guidance.

Response: The Company has changed the presentation on page 48 of Amendment No. 1 to EBITDA and removed the noted line items from the presentation.

17.	We note that you consider your non-GAAP measure of EBITDAX to be a measure of liquidity. In view of this, explain why you believe it is appropriate to exclude exploration costs. See Item 10(e)(ii)(A) of Regulation S-K.

Response: The Company has changed the presentation on page 48 of Amendment No. 1 to EBITDA.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

18.	Given your presentation of EDITDAX as a liquidity measure, reconcile EBITDAX to cash flows from operations.

Response: The Company has changed the presentation on page 49 of Amendment No. 1 to EBITDA and provided the requested reconciliation.
Management’s discussion and analysis of financial condition and results of operations, page 50
Critical accounting policies and estimates, page 51
19.	We note that you identified the accounting for oil and gas activities and derivative instruments and hedging activities as critical accounting policies. Your descriptions appear to lack association with the specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations, particularly as they relate to your disclosures surrounding derivative instruments and hedging activities. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. Your disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Response: The Company has revised page 52 of Amendment No. 1 to provide the requested disclosure.
Stock based and other compensation, page 54
20.	Please provide a cross reference to your description of your 2007 Stock Incentive Plan.

Response: The Company has revised page 54 of Amendment No. 1 to include a cross reference to the description of the Company’s 2007 Stock Incentive Plan.
Results of Operations, page 55
21.	We note that you discuss and analyze your results of your oil and gas sales largely through analysis of combined oil and gas production and average sales prices. Please separately analyze your oil and gas production and average sales prices, as we believe that will provide more meaningful information to a reader in understanding trends within your business.

Response: The Company has revised the information on pages 55, 57 and 60 of Amendment No. 1 to separately analyze the Company’s oil and gas production and average sales prices.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Year ended December 31, 2005 and 2006, page 57
22.	Please expand your MD&A to discuss and analyze your impairment of non-producing properties that you incurred in 2006. In addition, please expand your discussion of exploration expense to describe, in reasonable detail, the reasons for the increase in exploration expense.

Response: The Company has revised its disclosure on page 58 of Amendment No. 1 to discuss and analyze the Company’s impairment of non-producing properties incurred in 2006 and to expand its discussion of exploration expense.
Exploration, page 58
23.	Please provide an analysis for the change in your dry hole costs.

Response: The Company has revised its disclosure on page 58 of Amendment No. 1 to provide an analysis of the Company’s dry hole costs.
Liquidity and capital resources, page 61
24.	We note on page 64 that you believe that cash flow from operations will finance substantially all of your anticipated drilling, exploration and capital needs. Considering your historical combined operating cash flows were approximately $5.7 million for the three months ended March 31, 2007, and you estimate that you will have capital expenditures of approximately $49.3 million in 2007, please disclose the basis for your belief that cash flows from operations will be sufficient to finance your anticipated drilling, exploration, and capital needs. In your disclosure, identify and explain the impact of expected changes in production volumes and the timing of when those volumes will be produced on the amount and timing of future cash flows.

Response: The Company has revised the disclosure on page 64 of Amendment No. 1.
Credit facility, page 65
25.	Provide the formula for determining the adjusted base rate of your credit facility. We note that on page F-15 you indicate that the interest rate applicable to your outstanding borrowings was approximately 8.25 percent as of December 31, 2006.

Response: Please note that the Company has revised its disclosure on page F-15 of Amendment No. 1 to indicate the interest rate applicable to its outstanding borrowings as of December 31, 2006 was 7.75%. Additionally, in response to the Staff’s comment, the Company has revised the disclosure in on page 65 of Amendment No. 1 to include the formula for determining the base rate of the Company’s revolving credit facility.
Contractual commitments, page 65
26.	Please clarify within your table of contractual obligations whether the commitments related to long-term debt obligations-revolving credit facility include interest amounts.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has added a footnote to the table of contractual obligations on page 66 of Amendment No. 1 to provide the requested disclosure.
27.	We note that you present the table of contractual obligations as of May 31, 2007. Please revise to present the table as of the latest fiscal year end balance sheet date. You may accompany the table to describe the changes in contractual obligations after December 31, 2006 that would enhance a reader’s understanding of the timing and amount of your contractual obligations. Refer to Item 303(a)(5) of Regulation S-K for additional guidance.

Response: The Company has revised the disclosure in the table of contractual obligations on page 66 of Amendment No. 1 to present information as of December 31, 2006.
28.	Please reconcile your disclosure in footnote 3 of your contractual obligations table with the disclosure on page 98 regarding your employment agreements. On page 98 you state that the agreements are automatically extended unless either party gives written notice. In footnote 3 on page 66, you state that the agreements are automatically extended unless notice is given to the employee.

Response: The Company has revised its disclosure on page 98 of Amendment No. 1.
Business, page 68
29.	Please provide more detailed disclosure as to your current corporate structure and your relationship with Approach Oil & Gas Inc. and Approach Oil & Gas Inc.’s shareholders. According to Note 1 to your financial statements on page F-7, you have three wholly owned subsidiaries while Exhibit 21.1 lists 7 subsidiaries.

Response: The Company has revised its disclosure on page 68 of Amendment No. 1.

30.	We note on page 15 that certain of your undeveloped leasehold acreage will expire between 2008 and 2015. Revise the discussion under this section to provide a reasonably detailed discussion of the extent and timing of these expirations and how your strategy addresses them.

Response: The Company has revised pages 79 and 80 of Amendment No. 1 to provide the requested information.

31.	Provide disclosure on the history of your involvement with the selling shareholder.

Response: The Company has revised its disclosure on page 68 of Amendment No. 1 to provide additional disclosure of the history of the Company’s relationship with the selling stockholder.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

32.	Please provide expanded disclosure regarding your status as a controlled entity. Discuss the nature of Yorktown’s influence over your corporate governance and business decisions, if any.

Response: The Company has revised its disclosure on page 69 of Amendment No. 1 to provide expanded disclosure regarding the Company’s status as a controlled company.
33.	You state that your executive officers have, in the past, developed some new techniques in the industry, such as CO2 foam fracs. Please provide us with your analysis as to why no description of your current research and development or intellectual property was provided.

Response: The Company has revised its disclosure on page 71 of Amendment No. 1. The Company does not own or possess any material intellectual property, although it does implement and use technology devised by others.

34.	Provide disclosure on the development of your business from 2002 to 2004, as required by Item 101(a) of Regulation S-K.

Response: The Company has revised page 68 of Amendment No.1 to include disclosure regarding the development of the Company’s business from 2002 to 2004.
Strategy, page 70
35.	In the second bullet point, please clarify the role of the Texas Railroad Commission. Further, provide the name of the other party to your initial farmout agreement in January of 2004.

Response: The Company has revised its disclosure on page 70 of Amendment No. 1 to provide the requested disclosure. The Texas Railroad Commission is the state regulatory body responsible for determining well spacing in the State of Texas. Reference to the Texas Railroad Commission in the Company’s disclosure has been deleted.
Areas of Operation, page 72
Boomerang Prospect (New Albany Shale), page 74
36.	Please provide us with the source for your statement that the Boomerang Prospect is “an under-explored area of the Illinois Basin.”

Response: The Company has revised its disclosure on page 74 of Amendment No. 1. The Company bases its belief that the area has not been widely explored on its own working knowledge of the area and from the Company’s search of the Kentucky Geological Survey’s website (http://www/uky.edu/KGS/) for drilling permits issued in the five counties covered by the Company’s Boomerang prospect.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

37.	We note your disclosure on page 78 of average finding and development costs per Mcfe. Please expand your disclosure related to finding and development costs as follows:
a.	Confirm to us that the ratio is derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of SFAS 69.

b.	If the measure does not use data determined in accordance with SFAS 69, please identify:
•	the source of the data;

•	indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;

•	if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

•	if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e) (1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/fags/nongaapfaq.htm.
c.	Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin/guuidance/oilgasletter.htm.

d.	Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

e.	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
•	It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

•	When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

•	Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.
f.	Identify the reasons why proved reserves were added.
•	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

•	Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.
g.	Disclose how management uses this measure.

h.	Disclose the limitations of this measure.

i.	Indicate whether or not the finding cost per unit measure is comparable to other like measures disclosed by other companies.
Response: The Company has deleted the discussion of historical finding and development costs from Amendment No. 1.
Management, page 86
38.	Indicate that Mr. Smart is also your Treasurer and Principal Accounting Officer.

Response: The Company has revised its disclosure on page 86 of Amendment No. 1 to comply with this request.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Executive compensation, page 91
39.	We note your disclosure that the “Compensation and Nominating Committee is responsible for comparative analysis of [y]our executive compensation plan against others in the industry to insure that the executive compensation plans are competitive.” Please expand your discussion to identify the companies that you consider to be “peer companies” or your “industry peers” against whom you will benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the disclosure on page 93 of Amendment No. 1 to provide the requested disclosure.

40.	Please expand your disclosure to discuss what you mean by the statement on page 95 that, “Base salaries are intended to be competitive with our industry peers, while total compensation is intended to exceed that of our industry peers...” For example, do you have a policy for setting the base salaries of your executive officers at the mean, at the median, or within a specified range of the compensation levels of your industry peers? Do you have a range by which total compensation is to exceed that of your industry peers?

Response: The Company has revised pages 95 and 96 of Amendment No. 1 to provide the requested disclosure.

41.	We further note your disclosure on page 96 that you “establish the base salary for each executive officer based on consideration of pay levels of [y]our industry peers and internal factors, such as the individual’s performance and experience, and the pay of others on the executive team.” Please explain how the Compensation and Nominating Committee weighs individual performance and experience versus industry peer practices in determining whether to make adjustments to individual base salaries.

Response: The Company has revised the disclosure on page 91 of Amendment No. 1 to clarify that it has not had a compensation committee prior to this offering. Rather, individual performance and experience of executives, as well as other compensation matters, were evaluated and decided by the Company’s board of directors. The Company has also revised pages 93, 95 and 96 of Amendment No. 1 to further explain how executive compensation was determined.

42.	Please expand your disclosure to discuss how the 2006 base salaries, and the increased 2007 base salaries, of your named executive officers fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

Response The Company has revised pages 93, 95 and 96 of Amendment No. 1 to provide the requested disclosure.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

43.	Please explain in better detail how the following compensation elements fit into your overall compensation objectives:
•	your intended cash incentive awards upon the filing and effectiveness of this registration statement, which awards are roughly equal in amount to each executives’ annual pay; and

•	grants of between 10,000 to 30,000 shares of common stock that will become effective upon the closing of this offering.
Response: The Company has revised pages 96, 97 and 101 of Amendment No. 1 to explain how these compensation elements fit into the Company’s overall compensation objectives.
44.	We note your disclosure that the Compensation and Nominating Committee intends to establish specific performance targets that your executive officers must achieve in order to receive certain types of compensation. We further note that these targets are expected to be: net income, EBITDAX, reserve growth and specific major tasks that need to be accomplished to insure the financial health of the company. Given that it is now August, please tell us whether you have determined the target levels to be used in determining executive compensation for 2007. If so, revise your disclosure to clarify on an individual basis the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Release 33-8732A, Section II.B.2, including footnote 94.

Response: The Company has revised pages 96 and 97 of Amendment No. 1 to address this comment.

45.	In this regard, we note your disclosure on page 96 with respect to the approved bonus pool in connection with this registration statement. We also note your statement that “Beginning in 2008, we intend to establish individual performance goals for our executives.” Clarify, if true, that the filing and effectiveness of this registration statement is the only individual performance goal to be considered in setting compensation for 2007. Otherwise, discuss any individual performance goals that will be considered and any performance targets, as requested in the comment immediately above.

Response: The Company has revised page 97 of Amendment No. 1 to address this comment.
Description of the 2007 Plan, page 101
46.	Please provide disclosure on when your 2007 stock option plan was approved by the board of directors and the stockholders.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has revised its disclosure regarding the 2007 Plan on page 101 of Amendment No. 1 to include the requested disclosure.
Amendment or termination of the 2007 Plan, page 102
47.	Please clarify the last two sentences in this paragraph. You state that stockholder approval is necessary for amendments to the 2007 plan if they are “required by law or by applicable stock exchange listing requirements”, yet in the next sentence you state that stockholder approval is not necessary for amendments to comply with “statutory or regulatory requirements...”

Response: The Company has revised the last sentence of the referenced paragraph on page 102 of Amendment No. 1 to comply with this request.
Outstanding equity awards at fiscal year-end, page 104
48.	Please provide footnote disclosure regarding the vesting dates of the options disclosed in this table. See Instruction 2 to Item 402(f)(2).

Response: All exercisable options disclosed in the table on page 104 of Amendment No. 1 are fully vested.
Certain relationships and related party transactions, page 108
49.	Please expand your disclosure of related party transactions to disclose the borrowing of $3.5 million from a stockholder, as disclosed on page F-15.

Response: The Company has revised Amendment No. 1 at page 111 to include the requested disclosure.
Convertible notes, page 108
50.	Similar to the disclosure provided in the last sentence of this paragraph with regards to Mr. Lubar, please state who serves on your board of directors for the Yorktown entities.

Response: The Company has revised its disclosure on page 109 of Amendment No. 1.
Procedures for review and approval of related party transactions, page 112
51.	Explain why you discuss the Ozona Pipeline transaction in the last sentence of this paragraph, but it is not mentioned anywhere else in your discussion of certain relationships and related party transactions.

Response: The Company has revised page 112 of Amendment No. 1 to include a discussion of the Ozona Pipeline transaction.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Selling stockholder, page 113
52.	Please state whether the selling stockholder is a broker-dealer and identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

Response: The Company acknowledges the Staff’s comment and has confirmed that the selling stockholder is not a registered broker-dealer or an affiliate of a registered broker-dealer. The Company has added a footnote 5 to the selling stockholder table on page 113 of Amendment No.1 to accommodate this disclosure.

53.	Please state whether the selling stockholder is an affiliate of a broker-dealer and identify them as an underwriter, unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: The Company acknowledges the Staff’s comment and has confirmed that the selling stockholder is not a registered broker-dealer or an affiliate of a registered broker-dealer. The Company has added a footnote 5 to the selling stockholder table on page 113 of Amendment No.1 to accommodate this disclosure.

54.	Disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by the selling stockholder. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Response: The Company has added a footnote 5 to the selling stockholder table on page 113 of Amendment No.1 to disclose the individual holding investment power and voting control with respect to the securities to be offered by the selling stockholder.

55.	Please disclose how the selling stockholder acquired their securities of Approach Oil & Gas, Inc.

Response: As described on page 108 of Amendment No. 1, immediately prior to the closing of the offering contemplated by Amendment No. 1, the Company will acquire from Neo Canyon Exploration, L.P. the 30% working interest in the Ozona Northeast field that the Company does not already own. In exchange for such 30% working interest, Neo Canyon Exploration, L.P. will receive shares of stock in the Company. Neo Canyon Exploration, L.P. does not own and will not receive shares of Approach Oil & Gas, Inc. in consideration for this 30% working interest.
Underwriting, page 125
56.	In the second full paragraph, provide a brief description of the indemnification provisions relating to the underwriter.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has revised Amendment No. 1 at page 127 to provide the requested disclosure.
Annual financial statements, page F-2
Consolidated balance sheets, page F-3
57.	Please explain to us what the oil and gas payables represent. As part of your response, explain to whom you owe the obligations and what was acquired in exchange for them.

Response: The Company has revised its disclosure on pages F-3 and F-10 of Amendment No. 1 to provide the requested explanation.
Combined statements of operations, page F-4
58.	Our understanding, based on adjustment (c) on page 42, is that you recorded the recovery of overhead amounts from Neo Canyon as “overhead and services income”. If our understanding is correct, then report amounts received from third parties for the reimbursement of oil and gas production expenses, including overhead costs, as a reduction of the actual type of costs incurred (such as, general and administrative costs). Do not report reimbursements and the costs incurred on behalf of third parties in the amounts you disclose under SFAS 69.

Response: The Company has revised pages F-4, F-22 and F-28 of Amendment No. 1 to comply with the Staff’s request.
Combined statements of cash flows, page F-6
59.	We note that you present on a net basis the borrowings under your credit facility. Please explain to us how your net presentation complies with the guidance set forth in paragraphs 11 to 13 of SFAS 95, or revise to present the borrowings and repayments on a gross basis.

Response: The Company has revised its disclosure on page F-6 of Amendment No. 1 to present the borrowings and repayment on a gross basis.
Notes to combined financial statements, page F-7
General
60.	We note on page 17 that you are particularly sensitive to drilling rig availability and you presently have two rigs under contract, one of which is on a well-to-well basis. Please tell us how you considered paragraphs 21 and 22 of SOP 94-6, in determining whether to disclose a concentration in the available sources of drilling rigs and services.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has included additional disclosure on page F-10 of Amendment No. 1 to address this comment.
61.	We note on page F-5 and F-6 that you purchased and cancelled the common stock of Approach Resources Inc. for cash of $997,463 and the retirement of loans to stockholders for $333,499. In relation to this transaction, please address the following:
a.	Describe the material terms of this transaction in the footnotes to your financial statements, including the purchase price per share, the fair value per share at the date of the transaction, and the transaction date.
Response: The Company has revised its disclosure on pages F-14 and F-15 of Amendment No. 1 to describe the material terms of this transaction.
b.	Provide us with objective evidence that supports your determination of the fair value of the shares of common stock at the transaction date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”), or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.
Response: The following table supports the Company’s determination of the fair value of the shares of common stock at the transaction date. The Company prepared a reserve report at December 31, 2005, utilizing strip pricing on or about the time of the buyout of this employee’s shares. The PV-10 in that reserve report was approximately $157,500,000, which gave rise to the Company’s computation of assumed enterprise value. The transaction with the employee was negotiated in late January and early February 2006 utilizing the unaudited working capital components known at the time. The Company’s management prepared the equity value computation, which was approved by the Company’s board of directors and the employee.

Assumed enterprise value	$157,500,000
Management notes and interests at December 31, 2005	4,298,321
Unaudited working capital and other items at December 31, 2005	(14,224,601)
Bank debt at December 31, 2005	(29,425,000)
Option exercise costs from employee	96,150

Equity value to the Company	$118,244,870

Fully diluted shares outstanding:
Shares outstanding	2,950,000
Shares issuable under stock option awards outstanding	125,000

Total	3,075,000
Company fair value per share	$38.45

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Employee’s shares owned	34,615
Multiplied by: Company fair value per share	38.45

Employee’s stock value	1,330,962
Less: amounts due under notes receivable including accrued interest	(333,499)

Net due employee for share repurchase	$997,463

c.	Expand your supplemental disclosure of non-cash transactions to disclose the retirement of loans to stockholders in exchange for common shares on page F-6.
Response: The Company has revised its disclosure on page F-6 of Amendment No. 1 to disclose the retirement of loans to stockholders in exchange for common shares.
Note 1. Summary of significant accounting policies, page F-7
Oil and gas properties, page F-8
62.	We note that the carrying value of your oil and gas properties is reported under a single line item on your balance sheet. Explain to us how you considered providing more detailed disclosure regarding the capitalized amounts in the notes to your financial statements. See SFAS 19, par. 11 and the AICPA Guide to Audits of Entities With Oil and Gas Producing Activities.

Response: The Company has revised pages F-8 and F-9 of Amendment No. 1 to provide the requested disclosure.

63.	Please clarify your accounting policy related to oil and gas properties as follows:
a.	Disclose how you account for production costs.

b.	Disclose how you account for seismic costs.

c.	Clarify the nature of costs that are recorded in “exploration expense”.

d.	Disclose how you account for exploratory well costs until the results of the drilling are determined.

e.	Provide the disclosures set forth in paragraph 10 of FSP 19-1, to the extent applicable.

f.	Disclose your policy related to the capitalization of interest costs pursuant to SFAS 34.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has revised pages F-8 and F-9 of Amendment No. 1 to provide the requested disclosure. Please note that no FSP 19-1 disclosures were applicable because there have never been any suspended well costs.
64.	We note in the first paragraph of your description of your oil and gas properties accounting policy that you recorded an impairment of $558,446 in 2006. We further note in the last sentence of this policy description that no impairment was recorded in 2006. Please reconcile these two disclosures.

Response: The Company has revised pages F-8 and F-9 of Amendment No. 1 to clarify the requested disclosure.

65.	We note that the carrying value of your oil and gas properties as of December 31, 2006 significantly exceeds the standardized measure and PV-10 of the underlying reserves. In view of this, tell us whether you performed an impairment test of your oil and gas properties as of December 31, 2006. If not, explain the basis for your conclusion that an impairment test was not necessary. If so, provide to us a reasonably detailed summary or description of your impairment test. Identify, and explain the basis for, all material assumptions made, including those related to future prices and costs. Indicate the different types of reserves included in your projected production volumes, and describe the current status of all projected sources of production. Clearly explain the extent to which reserves have been risk-adjusted.

Response: The Company evaluated impairment in accordance with SFAS 144 at December 31, 2006 using its reserve estimates prepared in accordance with SFAS 69. The Company used only total proved reserves and noted that the estimated undiscounted cash flows exceeded the carrying values of its oil and gas properties. Based on the results of this comparison, the Company concluded that no impairment indicators existed at December 31, 2006.
Derivative activity, page F-11
66.	We note that you record unrealized gains and losses on commodity derivatives as a non-operating income or expense. We further note that you record realized gains and losses on commodity derivatives in oil and gas sales. We generally believe that a presentation that splits the components of a derivative into different line items on the income statement or that reclassifies realized gains and losses of a derivative out of the line item that included unrealized gains and losses of the same derivative is inappropriate. Please revise your statements of operations to present the results of your hedging activities within the same line item, or explain to us why you believe your presentation is appropriate. For additional guidance, refer to Section II.M.3, of our “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has revised its statement of operations at page F-4 and the related note to the combined financial statements at page F-20 of Amendment No. 1 to present the results of its hedging activities within the same line item.
Note 2. Loans to stockholders and stockholder notes payable, page F-14
67.	We note that you issued 450,000 shares of common stock to employees and entities owned by or affiliated with management in exchange for cash and notes receivable. We further note that the notes receivable were satisfied by the receipt of 84,550 shares of common stock. It appears that you did not record any compensation expense with regard to these transactions. Paragraph 6 of SFAS 123(R) indicates that the accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Please tell us how you considered the guidance in paragraph 6 of SFAS 123(R) and EITF 95-16 in determining how to account for your issuance of shares of common stock to employees and the loans to stockholders. In your response, tell us whether you concluded that the loans to management represented recourse or non-recourse loans, and describe the basis for your conclusion. Disclose how much cash was received as part of the exchange for the issuance of the shares.

Response: The Company has revised its disclosure on pages F-14 and F-15 of Amendment No. 1 to describe the cash received as part of the exchange for the issuance of shares. The Company considered the guidance in paragraph 6 of SFAS 123(R) upon its adoption of that statement on January 1, 2006. The notes receivable from stockholders were evidenced by full-recourse promissory notes on the date of issuance. Additionally, the Company and the stockholders who made the notes fully intended to repay the notes in accordance with their terms. Finally, along with the issuance of the notes, the stockholders paid cash sufficient to cover approximately 13% of the cost of the shares, which further demonstrated the Company and the stockholders’ commitment to satisfy the notes in cash. Accordingly, the Company believes that the notes receivable did not require the accounting specified by paragraph 6 of SFAS 123(R).
Note 3. Line of credit, page F-15
68.	We note that the borrowings under your revolving loan agreement bear interest based on the bank’s prime rate or the LIBOR. Please expand your footnote to disclose the margin above the prime rate or the LIBOR at which the borrowings bear interest.

Response: The Company has revised its disclosure on page F-15 of Amendment No. 1 to disclose the margin above the LIBOR at which borrowings bear interest. No margin is applicable to the bank’s prime rate under the Company’s revolving credit facility.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

69.	We note on page 24 that the borrowing base of your line of credit may be redetermined semi-annually. Please disclose in your footnotes the significant terms of your revolving loan agreement to include the nature and timing of the redetermination of your borrowing base.

Response: The Company has revised its disclosure on page F-15 of Amendment No. 1 to include a discussion of the nature and timing of the redetermination of its borrowing base.

70.	Please tell us and disclose how the modified current ratio is determined under your revolving loan agreement. Additionally, demonstrate for us, in reasonable detail, how the modified current ratio was calculated as of December 31, 2006. Explain how the calculation is consistent with, and how the resulting current ratio complies with, the terms of the revolving loan agreement.

Response: The Company has revised its disclosure on page F-16 of Amendment No. 1 to include a discussion of how the modified current ratio is determined.

The Company’s revolving credit facility agreement requires the Company to maintain a modified current ratio of at least 1.00. This ratio is computed based on the financial position of the Company, without giving effect to the financial position of Approach Oil and Gas Inc. The calculation as of December 31, 2006 was as follows:

Current assets	$13,565,659
Less: unrealized gains on commodity derivatives.	(4,504,996)
Plus: amounts available for borrowing under the agreement (1)	12,381,000
Numerator	21,441,663
Current liabilities	14,326,943
Less: unrealized losses on commodity derivatives	—
Denominator	14,326,943
Resulting ratio	1.50:1.00

(1)	As of December 31, 2006, the borrowing base attributable to the Company’s revolving credit facility was $60,000,000, and the Company had borrowings outstanding of $47,619,000. $60,000,000 minus $47,619,000 equals $12,381,000.
Note 5. Stock options, page F-16
71.	We note that you adopted SFAS 123(R) on January 1, 2006. Please disclose the pro forma results and earnings(loss) per share as if you had used the fair value recognition provisions of SFAS 123 for 2004 and 2005, pursuant to paragraph 84 of SFAS 123(R).

Response: The Company has added disclosure on page F-17 of Amendment No. 1 to address this comment.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

72.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. Refer to paragraph 180 of the Practice Aid for additional guidance.

Response: The Company has revised page F-17 of Amendment No. 1 to reflect this request.
Note 9. Commitments and contingencies, page F-21
73.	We note that you are involved in various claims and legal actions and that you do not expect the resolution of the matters to have a “material adverse effect” on your financial position or results of operations. Please note that a statement that you do not expect a contingency to be material does not satisfy the requirements of SFAS 5, if there is as least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss may be material. In that case, you must either disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.

Response: The Company has revised page F-21 of Amendment No. 1 to include an estimated range of loss.
Unaudited combined financial statements, page F-27
Combined balance sheet, page F-27
74.	Please expand your combined balance sheet to present the balance sheet as of December 31, 200[6]. Refer to Rule 10(c)(1) of Regulation S-X for additional guidance.

Response: The Company has revised page F-27 of Amendment No.1 to include the balance sheet as of December 31, 2006.
Notes to unaudited combined financial statements, page F-31
General
75.	We note from page 24 and your revolving credit agreement that you submitted an engineering report presenting reserve information as of July 1, 2007 to your bank as part of the redetermination of the borrowing base. Please disclose any information about a major discovery or other favorable or adverse events that caused a significant change from the information presented in the Note 11 to your annual combined financial statements concerning oil and gas reserve quantities.

Response: The Company notes the Staff’s comments; however, there have been no major discoveries or other favorable or adverse events that have caused a significant

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

change from the information presented in Note 11 to the Company’s annual combined financial statements concerning oil and gas reserve quantities.
Stock based compensation, page F-33
76.	Explain to us, in reasonable detail, how the grant-date fair value of the restricted shares granted March 14, 2007 was determined.

Response: The Company has revised pages F-33 and F-34 of Amendment No. 1 to include a description of how the grant-date fair value of the restricted shares was determined.
Note 8. Convertible debt, page F-35
77.	We note that the notes issued on June 24, 2007, will be converted in shares of common stock upon consummation of the IPO at a conversion rate of the IPO price per share, less any underwriting discount per share for the shares of common stock that are issued in the IPO. Please tell us how you accounted for the debt conversion feature associated with these notes. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, the notes are convertible into a variable number of shares. Thus, the notes do not appear to be conventionally convertible and do not appear to qualify for the scope exception from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the notes) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. For additional guidance, refer to section II.B.2. of our Current Accounting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response: The Company agrees that the conversion feature of the notes does not qualify for the scope exception provisions of FAS 133. However, the terms of the notes specify that such notes are convertible into shares of Approach Oil and Gas Inc. (“AOG”) at $100 per share beginning on December 31, 2007. Management believes that $100 per share is equal to the fair value of AOG’s common shares on June 26, 2007, the commitment date. The conversion into shares of the Company’s common stock upon the closing of the planned initial public offering is a contingent conversion feature. In accordance with the guidance specified in Issue 2 of EITF 00-27, the contingent conversion feature is not recognized until such contingency is resolved, and the conversion feature should be evaluated and measured using the most favorable conversion rate for the holder of the notes assuming that current circumstances continue. Because the current circumstance is that the notes are convertible into shares of AOG, and the conversion price per share under current circumstances is equal to the fair value of AOG’s common stock, management believes that the conversion feature is conventional and qualifies for the scope exceptions proscribed by FAS 133.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

In the event that our initial public offering closes and AOG is merged into the Company, the notes will immediately convert into shares of the Company’s common stock at the initial public offering price less the underwriters’ discount. On that date, the contingency related to the conversion feature will be resolved, and the Company will remeasure the conversion feature using the intrinsic value of such conversion feature on that date.
The underwriters’ discount is expected to be 7% of the initial public offering price per share. The fact that the note holders will benefit from the conversion at a lower rate than other parties would pay to acquire the Company’s common stock in the initial public offering indicates that a beneficial conversion feature related to the notes will exist upon resolution of the contingency. The value of the beneficial conversion feature will be computed as the sum of (a)(i) the principal amount of the notes divided by (ii) 100% less the underwriters’ discount percentage, less (iii) the principal amount of the notes and (b) (i) the accrued interest due under the notes divided by (ii) 100% less the underwriters’ discount, less (iii) the accrued interest. The beneficial conversion feature associated with the principal amount of the notes would be $1,505,376 [($20,000,000/(100%−7%)) − $20,000,000]. At June 30, 2007, the beneficial conversion feature associated with the accrued interest of $23,014 would amount to $1,732 [($23,014/(100%−7%)) − $23,014]. The sum of these amounts, $1,528,390 ($1,505,376 + $1,732) would have been immediately charged to interest expense on June 30, 2007 assuming the notes were converted on that date.
The Company has revised its disclosure on pages F-35 and F-36 of Amendment No. 1 related to the notes in the interim financial information to expand on the terms of the note that prescribe the conversion methods and to describe the beneficial conversion feature discussed above.
Historical summaries of revenues and direct operating expenses of properties to be acquired by Approach Resources Inc., page F-37
Report of independent registered public accounting firm, page F-37
78.	We note that the report of your independent registered public accounting firm is not signed. Please have auditor review and revise as needed.

Response: Hein & Associates LLP has revised its report in Amendment No. 1 at page F-37 to include the signature of Hein & Associates LLP.
Notes to historical summaries of revenue and direct operating expenses of properties to be acquired by Approach Resources Inc., page F-39
79.	In our letter to you dated April 25, 2007, we directed you to include in a footnote, to the extent available, information about the Neo Canyon properties’ operating, investing and financing cash flows. We were unable to locate such information in the notes to the

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

statements of revenues and direct operating expenses. Please explain to us how you have considered providing this information.
Response: As no balance sheet information was available, the Company was unable to present the Neo Canyon properties’ operating, investing and financing cash flows in the notes to the statement of revenues and direct operating expenses of properties to be acquired by Approach Resources Inc. beginning at page F-39 of Amendment No. 1.
Note 3. Supplemental information on oil and gas reserves (unaudited), page F-41
80.	Please clarify whether the oil and gas reserve information presented in Note 3 represent the 30% interest that you do not already own, or the 100% interest for the Ozona Northeast properties as a whole.

Response: The Company has revised page F-41 of Amendment No.1 to provide the requested disclosure.
Exhibits, page II-3
81.	Please file a legal opinion as an exhibit, as required by Item 601 of Regulation S-B. We will need time to review the legal opinion once it is filed.

Response: The Company will file the form of legal opinion of Thompson & Knight LLP, as counsel for the Company, with its subsequent amendment to the Registration Statement on Form S-1.

82.	Provide each contract to which a director, officer, promoter, voting trustee or security holder named in the registration statement is a party as required by Item 601(b)(10) of Regulation S-K. We note, for example, that the registration rights agreement was not provided.

Response: The Company has filed (i) as Exhibit 10.1 to Amendment No. 1 the form of indemnification agreement between the Company and each of its officers and directors, (ii) as Exhibit 10.11 to Amendment No. 1 the form of business opportunities agreement among the Company and the other signatories thereto, (iii) as Exhibit 10.17 to Amendment No. 1 the form of registration rights agreement among the Company and the investors identified therein, and (iv) as Exhibit 10.21 to Amendment No. 1 the partial assignment of oil and gas leases and related property by and among Neo Canyon Exploration, L.P., the other parties identified therein. The form of summary of stock option grant and the form of stock award agreement under the Company’s 2007 Stock Incentive Plan will be filed by the Company as Exhibits 10.14 and 10.15, respectively, with the Company’s subsequent amendment to the Registration Statement on Form S-1.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

83.	We note that Ozona Pipeline Energy Company accounted for approximately 89.6% of your total 2006 oil and gas sales. Please file any written agreements with Ozona Pipeline.

Response: The Company has filed as Exhibits 10.18 and 10.19 to Amendment No. 1 the written agreements currently in place between Ozona Pipeline Energy Company and the Company.
Engineering Comments
Prospectus Summary, page 1
Overview, page 1
84.	Please reconcile to us the gas price you used for Ozona Northeast proved reserves determination — $6.55/MCFG — with the Henry Hub spot for December 31, 2006 — $5.62/MMBTU.

Response: The following is a reconciliation of Henry Hub spot price at December 31, 2006 to pricing used in the Company’s reserve report at December 31, 2006:

Henry Hub spot price at December 31, 2006.	$5.62perMMBtu
Differential between Henry Hub and WAHA.	7.6%
WAHA on MMBtu basis [$5.62 x (100% – 7.6%)]	$5.19perMMBtu
Btu factor at December 31, 2006.	1.262
Reserve report price used.	$6.55perMcf
Areas of Operation, page 3
85.	We note your reference to “successful wells.” Please amend your document to disclose if a successful well is estimated to return all of its costs. Address whether your tight sands drilling program will utilize horizontal wells.

Response: The Company has revised page 133 of Amendment No. 1 to include a definition of “successful well” in the glossary of selected oil and gas terms. In addition, the Company has revised page 73 of Amendment No. 1 to address the Company’s expected use of horizontal wells in Ozona Northeast.

86.	Please disclose whether your New Albany shale play is expected to produce oil or gas. Confirm to us that the three Mancos shale fields discussed have produced “in excess of 18 MMBOE of oil” rather than 18 MMBOE of oil and gas.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

Response: The Company has revised page 4 of Amendment No. 1 to reflect that our New Albany shale play is expected to produce gas and that the three Mancos shale fields have produced in excess of 29 MMBoe of oil and gas.
Unaudited Combined Pro Forma Financial Data, page 37
Pro forma supplementary financial information for oil and gas producing activities (unaudited), page 43
87.	We note your disclosure of a “proved developed producing reserves” line item. Please amend this to include also an item for proved developed reserves.

Response: The Company has revised page 43 of Amendment No. 1 in response to this comment.
Glossary of Selected Oil and Gas Terms, page 130
88.	Please expand your discussion of proved reserves to include at least one reference to Rule 4-10(a), paragraphs (2) through (2)iii, (3) and (4) as the definitions of proved, proved developed and proved undeveloped oil and gas reserves, respectively. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

Response: The Company has revised the definitions of proved developed reserves, proved reserves and proved undeveloped reserves on pages 132 and 133 of Amendment No. 1 to comply with the Staff’s request.
Notes to Combined Financial Statements, page F-7
Disclosures about Oil and Gas Producing Activities (Unaudited), page F-22
89.	We note your proved reserve disclosure. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:
•	In undrilled fault blocks;

•	Below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons;

•	At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved. This comment applies also to your Neo Canyon proved reserves disclosures on page F-41.

Response: The Company has not claimed any proved reserves from undrilled fault blocks, below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons or locations that are not offsetting (adjacent to) productive wells.

Anne Nguyen Parker
Securities and Exchange Commission
September 13, 2007

90.	Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please amend your document to explain the circumstances that led to the changes due to revisions of proved reserves in 2005 and 2006 and due to extensions and discoveries in 2006. This comment applies also to your Neo Canyon proved reserves disclosures on page F-41.

Response: The Company has revised pages F-23, F-24 and F-42 of Amendment No. 1 to provide the requested disclosure.
     Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1324.

Sincerely,
/s/ Wesley P. Williams

Wesley P. Williams